Exhibit 99.11

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of class A exchangeable subordinate voting shares, no par value, of Brookfield Renewable Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

December 27, 2024   **BROOKFIELD CORPORATION**

By: /s/ Swati Mandava
     Name: Swati Mandava
     Title: Managing Director, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee, **BAM CLASS B PARTNERS INC.**

By: /s/ Kathy Sarpash
     Name: Kathy Sarpash
     Title: Secretary

BROOKFIELD RENEWABLE POWER INC.

By: /s/ Jennifer Mazin
     Name: Jennifer Mazin
     Title: General Counsel and Corporate Secretary

BROOKFIELD INVESTMENTS CORPORATION

By: /s/ Kathy Sarpash
     Name: Kathy Sarpash
     Title: Senior Vice President, General Counsel and Secretary

BROOKFIELD RENEWABLE PARTNERS LIMITED

By: /s/ James Bodi
     Name: James Bodi
     Title: President

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, **BROOKFIELD RENEWABLE PARTNERS LIMITED**

By: /s/ James Bodi
     Name: James Bodi
     Title: President